January 28, 2022

Shannon Menjivar, Accounting Branch Chief

Mark Rakip, Staff Accountant

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:	Resource REIT, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2020

File No. 000-55430

Dear Ms. Menjivar and Mr. Rakip:

We are writing in response to the comment letter dated January 19, 2022 regarding Resource REIT, Inc. (the “Company”), and the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”). For your convenience, we have reproduced the comment below and included the Company’s response to the comment.

Form 10-K for the fiscal year ended December 31, 2020

Item 5 – Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Estimated Value Per Share, page 32

1.

We note your response to comment one and reissue the comment in part. Please provide to us your basis for including goodwill in your calculation of NAV. Include within your response how your calculation is consistent with your policy disclosure that indicates your valuation was performed in accordance with the provisions of Practice Guideline 2013-01 issued by the Institute for Portfolio Alternatives, which notes that when determining gross asset value for purposes of NAV valuation methodology, intangible assets are to be excluded, including all assets/liabilities required by ASC 805.

Response: For the reasons discussed in the Company’s prior correspondence with the Staff dated January 10, 2022, the Company determined that the Self-Management Transaction, which resulted in the acquisition of the Company’s Sponsor and thereby eliminated the management fee arrangement with the Sponsor, resulted in cost savings to the Company to be accounted for under Accounting Standards Codification (“ASC”) 805, Business Combinations as Goodwill. In determining to include Goodwill in the calculation of its net asset value (“NAV”) management considered the valuation analysis performed by Robert A. Stanger & Co., Inc. in connection with the acquisition of the Sponsor, the significance of the transaction to the business of the Company, and the disclosure of other industry participants who had recently engaged in similar self-management transactions. Based on these considerations management determined that the inclusion of Goodwill with respect to the management contracts in the determination of NAV would be appropriate and consistent with industry practice.

Shannon Menjivar, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

January 28, 2022

Please note that on January 23, 2022, the Company entered into an Agreement and Plan of Merger with Blackstone Real Estate Income Trust, Inc. (“BREIT”) under which BREIT will acquire all of the outstanding shares of common stock of the Company for $14.75 per share in an all-cash transaction. As a result of this transaction the Company expects to report an estimated value per share of the Company’s common stock of $14.75 based solely on the consideration BREIT is willing to pay for the Company’s shares.

The Company notes that the Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives (“IPA”) in April 2013 (the “IPA Valuation Guidelines”) provides an instruction to exclude intangible assets such as Goodwill. To the extent the Company would need to update its estimated value per share in the future based on the appraised value of its assets and liabilities, and to the extent applicable in any future NAV determinations, the Company will clarify in its disclosure that its valuation procedures vary from the methodology provided for in the IPA Valuation Guidelines with respect to the inclusion of Goodwill related to the self-management transaction in its calculation of NAV.

If you need any additional information, or if we can be of any further assistance, please call me at (215) 717-3356.

Sincerely,

Resource REIT, Inc.

By:	/s/ Thomas Elliott
Name:	Thomas Elliott
Title:	Chief Financial Officer, Executive Vice President and Treasurer

cc:	Laura Sirianni, Esq.

DLA Piper LLP (US)